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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           APRIA HEALTHCARE GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of class of securities)

                                    037933108
                                 (CUSIP number)


                               Ralph V. Whitworth
                            Relational Investors, LLC
                     4330 La Jolla Village Drive, Suite 220
                           San Diego, California 92122
                                 (619) 597-9400
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                January 27, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.








                                Page 1 of 3 pages


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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D statement dated October 9, 1997 (the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Shares") of Apria Healthcare Group Inc. (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the initial Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The answer to Item 4 is hereby amended and restated in its entirety, as follows:

         As previously reported, the Reporting Persons acquired the Shares of the Company for investment purposes. In their opinion, such Shares continue to be undervalued by the market at the present time.

         At the invitation of the Board of Directors of the Company, on January 27, 1998, Ralph Whitworth, a Reporting Person, was appointed to the Company's Board. The Reporting Persons intend to continue their ongoing efforts, consistent with Mr. Whitworth's fiduciary duties as a member of the Company's Board of Directors, to influence the Company to maximize the value of the Shares of the Company.

         The Reporting Persons may discuss the Company from time-to-time with members of the management of the Company, its board of directors and their advisors, may communicate with other shareholders and interested parties concerning the Company, and may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests and Mr. Whitworth's fiduciary duties as a member of the Company's Board of Directors. The Reporting Persons may modify their plans, in light of future developments.

         Subject to Mr. Whitworth's fiduciary duties as a member of the Company's Board of Directors, the Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

         A joint filing agreement among the Reporting Persons dated as of October 9, 1997 has previously been filed.








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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated: January 28, 1998


RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
   ----------------------------------
     as general partner to each


    By: /s/ Ralph V. Whitworth
       ------------------------------
        Ralph V. Whitworth
        Managing Member


RELATIONAL INVESTORS, LLC


By: /s/ Ralph V. Whitworth
   ----------------------------------
    Ralph V. Whitworth
    Managing Member


/s/ Ralph V. Whitworth
-------------------------------------
Ralph V. Whitworth


/s/ David H. Batchelder
-------------------------------------
David H. Batchelder


/s/ Joel L. Reed
-------------------------------------
Joel L. Reed